Mail Stop 6010

May 2, 2008

Mr. Mark I. Gittleman
Chief Financial Officer and Secretary
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647


**Re:** **Elite Pharmaceuticals, Inc.**
      **Revised preliminary proxy statement filed May 2, 2008**
      **File No. 1-10581**

Dear Mr. Gittleman:

        We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

                                            Sincerely,


                                            Jeffrey Riedler
                                            Assistant Director


cc: Scott H. Rosenblatt, Esquire
    Reitler Brown & Rosenblatt LLC
    800 Third Avenue, 21st Floor
    New York, New York 10022-7604